# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Conduent Incorporated, CIK 0001677703
CUSIP: 206787103
Title of class of securities: Common Stock, $1 par value
Address of issuer's principal executive offices: 100 Campus Drive, Suite 200, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001079719
Persons authorized to receive notices and communications: DDREVOCABLETRUST, SCOTT LETIER, DOUGLAS R. DEASON, BRYAN C. BIRKLAND, 3953 MAPLE AVE, SUITE 150, DALLAS, Texas (TX), 75205, (214) 378-3600

## Reporting persons
- DD REVOCABLE TRUST (CIK 0001079719): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,320,307; shared voting power 0; sole dispositive power 12,320,307; shared dispositive power 0; aggregate amount beneficially owned 12,320,307 (7.59% of the class)
  Comment: Note to row 7, 9, 11 and 13: Includes 5,393,256 Shares issuable upon the conversion of 120,000 shares of Conduent Incorporated Series A Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"). See Item 5 of the Schedule 13D for additional detail.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1 par value
Name of issuer: Conduent Incorporated
Address of issuer's principal executive offices: 100 Campus Drive, Suite 200, Florham Park, New Jersey (NJ), 07932
Comment: This amendment No. 3 to Schedule 13D relates to the Schedule 13D filed on December 18, 2018 for Conduent Incorporated (as previously amended, the "Original Schedule 13D") by the Reporting Person. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D(A) is filed by the DD Revocable Trust (the "Trust"). Following the passing of Darwin Deason, the Trust became irrevocable by operation of law. The Trust is the successor in interest to the shares previously reported as beneficially owned by Darwin Deason, and for purposes of the federal securities laws, the Trust is the reporting person as the successor to Darwin Deason's Estate.

The DD Revocable Trust. The Executors of the Trust are Douglas R. Deason, Scott Letier, and Bryan C. Birkland (collectively, the "Executors").
Residence or business address: The principal business address of the Trust and each of the Executors is Deason Capital Services, LLC, 3953 Maple Ave. Suite 150 Dallas, Texas 75219.
Present principal occupation or employment: The Trust is a trust formed under the laws of the State of Texas for the purpose of administering the assets of the deceased. The principal occupation of Douglas R. Deason is President of Deason Capital Services, LLC. The principal occupation of Scott Letier is Chief Investment Officer and Managing Director of Deason Capital Services, LLC. The principal occupation of Bryan C. Birkland is Attorney.
Criminal convictions in the last five years: During the last five years, neither the Trust nor the Executors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Trust nor the Executors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is organized and administered under the laws of the State of Texas, United States. All Executors are citizens of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 2, 2025, Darwin Deason passed away. Pursuant to the terms of the Last Will and Testament of Darwin Deason (the "Will") and applicable law, admitted to probate on February 2, 2026, the 12,320,307 Shares beneficially owned by Mr. Deason were transferred to the Trust.

On February 6, 2026, the appropriate court issued Letters Testamentary appointing the Executors as the personal representatives of the Trust. Consequently, the Executors have acquired shared voting and dispositive power over the Shares held by the Trust.

The Trust holds the Shares for investment purposes and for the administration and eventual distribution of the Trust's assets in accordance with the Will. The Executors, in their capacity as fiduciaries of the Trust, will continuously evaluate the Issuer's business, financial condition, and the market for the Shares. Depending on market conditions and other factors, the Trust may acquire additional Shares or dispose of some or all of the Shares in the open market, in privately negotiated transactions, or by distribution to the beneficiaries of the Trust.

Except as described in this Item 4, the Executors do not presently have any plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

As of the date hereof, the Trust may be deemed to beneficially own, in the aggregate, 12,320,307 Shares, including 5,393,256 Shares issuable upon the conversion of 120,000 shares of Series A Preferred Stock, representing approximately 7.59% of the Issuer's outstanding Shares (based upon the 157,004,000 Shares stated to be outstanding by the Issuer as of September 30, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 7, 2025, plus the 5,393,256 Shares issuable up conversion of the Trust's Series A Preferred Stock).

The DD Revocable Trust

The Trust beneficially owns 12,320,307 Shares, including 5,393,256 Shares issuable upon the conversion of 120,000 shares of Series A Preferred Stock.

Percentage: Approximately 7.59%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 12,320,307
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,320,307
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Except for the transfer of Shares from the decedent to the Trust as described in Item 4 above, no transactions in the Shares were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the Trust have the right to receive dividends from, or the proceeds from the sale of, the Shares held by the Trust, subject to the administration of the Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not Applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

## Signatures
- DD REVOCABLE TRUST: /s/ Douglas R. Deason, Name: Douglas R. Deason, Co-Executor (02/10/2026)
- DD REVOCABLE TRUST: /s/ Scott Letier, Name: Scott Letier, Co-Executor (02/10/2026)
- DD REVOCABLE TRUST: /s/ Bryan C. Birkland, Name: Bryan C. Birkland, Co-Executor (02/10/2026)